WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

May 21, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the "Trust" or the "Registrant") with respect to Staff comments received orally on April 2, 2020 regarding the Trust's Post-Effective Amendment ("PEA") No. 729, which was filed with the U.S. Securities and Exchange Commission ("SEC") on February 25, 2020 for the purpose of implementing material changes to the WisdomTree Interest Rate Hedged High Yield Bond Fund (the "Fund"). The Staff's comments and the Trust's responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust's registration statement.

1.Comment: Please provide the Staff with the index methodology prior to changing the Fund's index.

Response: The Registrant provided the Staff with the index methodology via email on May 18, 2020.

2.Comment: Please provide the Staff with the details of the Fund's fee table via correspondence.

Response: The Fund's fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a
percentage of the value of your investment)	0.43%
Management Fees
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.43%

May 21, 2020

3.Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: Confirmed. The fee waiver has been removed, and the Fund's Fee Table is set forth above in the Comment 2 response.

4.Comment: Please note that the term "High Yield" represents a focus on investments in securities in a particular industry suggested by its name, and is covered by Rule 35d-1(a)(2) (the "Names Rule"), Question 7 in the Frequently Asked Questions about the Names Rule, and the applicable 80% test.

Response: The Registrant has added the following disclosure as the first two sentences of the first paragraph to the "Additional Information About the Fund – Additional Information About the Fund's Investment Strategies" section of the Prospectus:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund's total assets (exclusive of collateral held from securities lending) will be invested in component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

In addition, the following language is included in the "Investment Limitations – Non-Fundamental Policies" section of the Statement of Additional Information ("SAI"):

Under normal circumstances, in accordance with Rule 35d-1 under the 1940 Act, the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by the Fund's name.

5.Comment: In the second paragraph of the "Principal Investment Strategies of the Fund" section of the Prospectus, there is a reference to investing in selected issuers that are deemed to have "favorable fundamental and income characteristics". Given that the Fund is passively managed, please describe how this seemingly subjective investment strategy aligns with the methodology of the index that the Fund is seeking to track (the "Index").

Response: The Index utilizes an objective rules-based approach and neither the Trust nor the Fund created or maintains the Index. Rather, WisdomTree Investments, Inc. (the "Index Provider"), an affiliate of the Fund's investment adviser, created and maintains the Index, and also engages an independent third party calculation agent. While the Index methodology involves a number of steps and calculations, the Trust is informed that the Index itself is governed by the formulaic rules-based methodology that determines the process for selecting and weighting the securities included in the index, as outlined in the written Index methodology, as opposed to discretionary or subjective implementation of such rules.

May 21, 2020

6.Comment: In the third paragraph of the "Principal Investment Strategies of the Fund" section of the Prospectus, there are references to a screen and tilt approach employed by the index. Please revise this paragraph in plain English.

Response: The Registrant notes that the Index methodology first screens to identify eligible bonds with favorable characteristics and then uses this subset of bonds to further screen those bonds with risk adjusted income that meets the specified index metrics. Additionally, the following language is included as the fifth paragraph in the "Principal Investment Strategies of the Fund" section of the Prospectus and describes the screen and tilt rules-based approach utilized by the index:

The Long Basket of the Index utilizes a "screen and tilt" rules-based approach to isolate bonds that have favorable fundamentals and tilts to those bonds with favorable income and valuation characteristics. Once the Index universe is defined from the eligibility criteria, individual bonds are assigned a factor score against their broad sector peers (e.g., industrials, financials, utilities, consumer and energy) based on rules-based fundamental metrics distinguishing cash flow characteristics and discards the securities with poor cash flow performance. Remaining bonds are ranked within each sector based on liquidity scores and then screened so that the bonds receiving the lowest 5% of liquidity scores in each sector are removed from the Index. Each remaining bond is then assigned an income tilt score based on its probability of default relative to the other remaining bonds in its sector. Income tilt scores are then used to determine a bond's weight in the Index, with bonds receiving higher income tilt scores being heavily weighted. Issuer exposure is capped at 2%, with excess exposure distributed to the remaining bonds on a pro-rata basis.

7.Comment: Please disclose if the Index concentrates in any industry or group of industries.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or group of industries.

8.Comment: Please include an example of duration in either the "Principal Investment Strategies of the Fund" or "Principal Risks of Investing in the Fund" section of the Prospectus.

Response: The Registrant believes that concepts around duration, particularly in the context of the Fund's strategy, are adequately disclosed and respectfully declines to add a further example of duration. For instance, in the sixth paragraph of the "Principal Investment Strategies of the Fund" section of the Prospectus, the Registrant provides a definition of duration, indicates that the Fund targets a total duration exposure of zero years, and provides an example describing how the target duration exposure of zero years is achieved.

9.Comment: In the last paragraph of the "Principal Investment Strategies of the Fund" section of the Prospectus, please disclose how the long and short strategies relate to the Fund's interest rate hedge.

Response: The Registrant notes that the second to last paragraph of the "Principal Investment Strategies of the Fund" section of the Prospectus notes that the short positions of the index seek to correspond to a duration exposure matching the duration of the long positions of the index so that the interest rate hedge targets a total duration exposure of approximately zero years. By taking these short positions, the Index seeks to mitigate the potential negative impact of rising U.S. Treasury interest rates on the performance of high yield bonds.

May 21, 2020

10. Comment: With respect to the "High Yield Securities Risk" in the "Principal Risks of Investing in the Fund" section of the Prospectus, please include that high yield bonds are speculative.

Response: The Registrant has added the following disclosure in the "High Yield Securities Risk" in the "Principal Risks of Investing in the Fund" section of the Prospectus (new language in bold):

High Yield Securities Risk. Higher yielding, high risk debt securities, sometimes referred to as junk bonds, may present additional risk because these securities may be less liquid and present more credit risk than investment grade bonds. The price of high yield securities tends to be more susceptible to issuer-specific operating results and outlook and to real or perceived adverse economic and competitive industry conditions. High yield securities may be regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments.

11.Comment: Please tailor the "Counterparty and Issuer Credit Risk" in the "Principal Risks of Investing in the Fund" section of the Prospectus to include high yield bonds and not just debt securities generally.

Response: The "Counterparty and Issuer Credit Risk" in the "Principal Risks of Investing in the Fund" section of the Prospectus has been revised as follows (new language in bold):

Counterparty and Issuer Credit Risk. The financial condition of an issuer of a debt security or other instrument or a counterparty to a derivative or other contract may cause such issuer or counterparty to default, become unable to pay interest or principal due or otherwise fail to honor its obligations or cause such issuer or counterparty to be perceived (whether by market participants, rating agencies, pricing services or otherwise) as being in such situations.

Because the issuers of junk bonds may be in uncertain financial health, the prices of their debt securities could be more vulnerable to bad economic news, or even the expectation of bad news than investment grade debt securities. The value of an investment in the Fund may change quickly and without warning in response to issuer or counterparty defaults, changes in the credit ratings of the Fund's portfolio investments and/or perceptions related thereto.

13.Comment: The following sentence is included in the "Derivatives Risk" in the "Principal Risks of

Investing in the Fund" section of the Prospectus: "As a result, the value of an investment in the Fund may change quickly and without warning and you may lose money." Please explain how quickly the Fund can lose value, especially in a declining market, and what this would mean to an ordinary investor.

Response: The Registrant respectfully declines to make the requested change, as the risk factor describes various risks associated with derivatives, including potential volatility, that may cause such positions to lose value. Notwithstanding, derivatives used by the Fund are used for interest rate hedging purposes as described in the Fund's strategies as a substitute for obtaining short exposure in U.S. Treasury securities. These derivatives principally include futures contracts, which are standardized contracts traded on, or subject to the rules of, an exchange that call for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement.

May 21, 2020

14.Comment: The Staff notes that recent market events resulting from the spread of COVID-19 may have impacted the manner in which certain principal risks are described since the PEA was filed. Please revise any applicable risks accordingly.

Response: The Registrant has added additional disclosure relating to COVID-19.

15.Comment: Under the "Investment Limitations" section on page 30 of the Fund's SAI, please clarify if the Fund will be classified as a "Fixed Income Index Fund" or if it falls under a different classification.

Response: The Registrant confirms that the Fund will be classified as a "Fixed Income Index Fund" for purposes of the Investment Limitations.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar Ryan M. Louvar Secretary

cc:Joanne Antico, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP) K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)